FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Official notice dated June 16, 2005 entitled, “Moody’s Upgrades Repsol YPF Rating”.

Official Notice

Item 1
Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, 16 June 2005

No. of pages: 1

MOODY’S UPGRADES REPSOL YPF RATING

•	To Baa1 from Baa2

•	Makes positive assessment of recently published five-year strategic plan

•	Contemplates possibility of further ranking upgrade in the medium term

Moody’s international rating agency has upgraded Repsol YPF issuer rating to Baa1 from Baa2, based on the company’s solid financial profile, management’s stated strategy to broaden the group’s asset diversification, sustained strong positions and cash generation from the group’s Spanish refining and marketing business, and gradual improvements in Argentina’s operating environment.

The new rating incorporates the 2005-2009 strategic plan published by Repsol YPF a fortnight ago, which is based on sustaining strong cash generation from the company’s operations in Argentina and a wider asset diversification as a result of investment in Trinidad & Tobago, Algeria, Libya and the Middle East.

The agency also sets special store by the company’s efforts to broaden geographical diversification; improve the reserves replacement ratio; increase the level of integration especially via LNG projects; preserve the cash generation strength of the refining and marketing business by raising conversion capacity; and maintaining a prudent capital structure with ongoing efforts to reduce debt.

Moody’s also notes that, “Signs of successful execution of Repsol’s strategy, together with a further stabilisation of the operating environment in Argentina, could further benefit ratings over the medium term.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 20, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer